January 5, 2016
HERITAGE-CRYSTAL CLEAN, INC.

January 5, 2016
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: John Cash

Re:    Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended January 3, 2015
File No. 1-33987

Dear Mr. Cash:
The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 19, 2015, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

Form 10-K for the period ended January 3, 2015

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies
Revenue Recognition
Equipment at Customers

1. We note your response to prior comment 1. In order to better understand the Company’s accounting for customers where you provide your equipment and provide parts cleaning services, please tell us the following:
The specific nature and extent of services, including equipment, that the Company provides under its standard “Services Agreement”;

Company’s Response:

The Company provides the following services under its standard Services Agreement:

•	Delivery of cleaning agent (mineral spirits, aqueous solution, etc.) in properly labeled drums to the customer location

•	Transport of the following items from the Company’s route vehicle/dock to the location of the parts cleaning equipment:

◦	Cleaning agent (mineral spirits, aqueous solution, etc.)

◦	Accumulation containers for used/dirty cleaning agent (e.g. dirty/used mineral spirits, sludge, etc.)

◦	Cleaning supplies (absorbent materials, rags, gloves, etc.)

◦	For service agreements where the Company is to provide equipment, provide the model number of parts cleaning machine as defined in the service agreement

•	Removal of used/dirty cleaning agents from the parts cleaning machine (via a pump and manual scooping action) and into an accumulation drum(s).

•	Clean the outside of the parts cleaning equipment

•	Clean the inside of the parts cleaning equipment (after the used/dirty material has been removed)

•	Pump new/recycled cleaning agent (i.e. mineral spirits, aqueous solution, etc.) from drums into the parts cleaning equipment

•	Inspect the parts cleaning machine including turning on/operating the parts cleaning equipment to verify that it is functioning properly.

•	Document the results of the inspection on the work order for that service

o	Make note of any operational deficiencies with the parts cleaning machine

•	If servicing a parts cleaning machine provided by the Company, replace any consumables associated with the parts cleaning equipment which need to be replaced (e.g. light bulb)

•	For parts cleaning machines provided by the Company, perform any other repair and/or maintenance activities required

•	Apply the proper shipping label to each accumulation drum of used/dirty cleaning agent

•	Complete/fill-out the shipping label for each accumulation drum of used/dirty cleaning agent

•	Transport the waste accumulation drums to a Company facility using a Company route vehicle

•	Complete the multi-part work order documenting the work performed and the related charges

o	Verify the accuracy of all aspects of each service recorded on the work order including:

▪	Product Code

▪	Description

▪	Service Interval

▪	Price per Service/Unit

▪	U.S. DOT Shipping Description

▪	Other

o	Sign and date the multi-part work order

•	Present the completed work order to the customer contact

•	Review and explain the service related to each line-item on the work order with the customer

•	Have the customer sign the work order

•	Provide the customer a copy of the work order

•	Return to the Company route vehicle

•	Properly secure the entire load in the route vehicle

•	Transport the used/dirty cleaning material to the local branch location

•	Used/dirty material is later loaded onto a semi-trailer and eventually transported for storage and/or settling and eventual sale or for recycling

The pricing terms included in a standard Services Agreement. In providing your response, please indicate whether the terms include fixed prices per type of service with a minimum number of service calls and type of service or a fixed fee for the 1 year term of the agreement regardless of the number of service calls;
Company’s Response:

The pricing terms in a standard Services Agreement for services which include equipment owned by us include fixed prices per type of service and service interval with a minimum number of service calls. The pricing terms in a Standard Services Agreement for services which do not include equipment owned by us include fixed prices per type of service with a minimum number of service calls. In both the case when the Company has provided the equipment and the case when the customer owns its own equipment, price per service varies based on the discount tier of a given customer as well as the volume and type of cleaning agent utilized. In contracts where the Company has provided the equipment, the Company is responsible for repairs and maintenance of the equipment and the customer has no responsibility for equipment maintenance. In contracts where the customer owns their own equipment, the customer is responsible for the maintenance of their equipment and the Company assumes no such responsibility. In both the case when the Company has provided the equipment and the case when the customer owns its own equipment, the minimum number of service calls is enforced. The discount tier is negotiated at the time the agreement is executed, and the discount tier is typically driven by various factors specific to each customer such as the number of customer locations, volume of business with Heritage-Crystal Clean, etc. Certain discount tiers must be approved in advance by an authorized member of Senior Management.

The average time period between service dates;
Company’s Response:
The average time period between service dates for all parts cleaning services is approximately 10 weeks. The average time period between service dates for parts cleaning services where the Company has provided the equipment is approximately 9 weeks. The average time period between service dates for parts cleaning services where the customer owns its own equipment is approximately 12 weeks.

The value of the parts cleaning services provided by the Company in relation to the value of the equipment provided; and
Company’s Response:
To assess the value of the equipment provided, the Company has considered annual depreciation expense pertaining to parts cleaning machines compared to the annual value of parts cleaning services provided by the Company. For the fiscal year ended January 3, 2015, the value of the equipment provided comprises less than five percent of the value of parts cleaning services provided by the Company. For a typical, individual contract, the value of the equipment provided comprises less than five percent of the value of the parts cleaning services provided by the Company.

The percentage of parts cleaning customers who use the Company’s equipment versus their own. In providing your response please also include the percentage of parts cleaning services revenue compared to total services revenue, which also includes your other services, for the year ended January 3, 2015 and subsequent interim periods through September 12, 2015.

Company’s Response:

For the fiscal year ended January 3, 2015, approximately 39.4% of parts cleaning services were performed for customers who own their own equipment and 60.6% of parts cleaning services were performed for customers who use the Company’s equipment. For the fiscal year ended January 3, 2015, parts cleaning revenue comprised approximately 48.9% of total services revenue. For the first, second, and third fiscal quarters of fiscal 2015, parts cleaning revenue comprised approximately 44.2%, 42.0%, and 42.3% of total services revenue, respectively.

* * * *
The Company hopes that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (847) 783-5358 with any questions or comments.
Very truly yours,
/s/ Mark DeVita
Mark DeVita
Chief Financial Officer